ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

October 30, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A, filed on July 11, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 20, 2014, relating to Post-Effective Amendment No. 167 to the Trust’s Registration Statement on Form N-1A filed on July 11, 2014 regarding the addition of four new series of the Trust, the Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund, Even Keel Explorer Managed Risk Fund and Even Keel Traveler Managed Risk Fund (each a “Fund” and collectively the “Funds”).  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Form N-1A Cover Page

Comment #1

The cover page is marked to show that this post-effective amendment will go effective 60 days after filing pursuant to paragraph (a)(1) of Rule 485 of the Securities Act of 1933, as amended.  As you are adding new series to the Trust, this amendment will go effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485.

Response #1

U.S. Securities and Exchange Commission

October 30, 2014

The Registrant acknowledges that the paragraph (a)(2) of Rule 485 should have been checked.  Registrant notes that it has since filed two delaying amendments delaying effectiveness of Post-Effective Amendment No. 167 until October 31, 2014.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

For each Fund, the fee cap disclosed in footnote 4 to the fee table does not match the Total Annual Operating Expenses After Waiver shown in the fee table and does not seem to be reflected across all share classes.  Please check the fee cap disclosure in footnote 4 and the fee table and revise accordingly.

Response #2

With respect to the Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund and Even Keel Traveler Managed Risk Fund, the fee cap disclosed in the footnote is a cap on the management fee rather than a cap annual operating expenses.  Additionally, for each Fund, the Fund’s administrator has agreed to waive its fee by 5 basis points capping “other expenses” at 20 basis points.  Please see the revised fee tables for each Fund as well as revised disclosure in the prospectus section “Management of the Fund – The Adviser” below:

EVEN KEEL MANAGED RISK FUND

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class F	Class I	Class R-1	Class R-2
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00% (1)	1.00% (2)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None	None
Redemption Fee (as a % of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

U.S. Securities and Exchange Commission

October 30, 2014

Management Fees	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.25%	None	0.50%	0.10%
Other Expenses (3)	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses(4)	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.07%	1.82%	1.07%	0.82%	1.32%	0.92%
Fee Waiver(5)	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Total Annual Fund Operating Expenses After Waiver	0.97%	1.72%	0.97%	0.72%	1.22%	0.82%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% will apply to certain redemptions of Class C shares made within the first 12 months of their purchase.

(3)

Other expenses are contractually limited to 0.25%.

(4)

Based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including mutual funds and exchange traded funds.

(5)

Milliman Financial Risk Management LLC, (the “Adviser”) has contractually agreed to waive its fees to ensure that Management Fees will not exceed 0.47% of the Fund’s average daily net assets. This waiver will extend at least until January 31, 2016 for the Fund. In addition, Gemini Fund Services, LLC has agreed to waive its fees and to absorb expenses of the Fund to ensure that Other Expenses for the Fund (exclusive of any acquired fund fees and expenses) do not exceed 0.20%. This waiver will expire on November 3, 2015.

EVEN KEEL OPPORTUNITIES MANAGED RISK FUND

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class F	Class I	Class R-1	Class R-2
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00% (1)	1.00% (2)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None	None
Redemption Fee (as a % of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.25%	None	0.50%	0.10%
Other Expenses (3)	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses(4)	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Total Annual Fund Operating Expenses	1.12%	1.87%	1.12%	0.87%	1.37%	0.97%
Fee Waiver(5)	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Total Annual Fund Operating Expenses After Waiver	0.97%	1.72%	0.97%	0.72%	1.22%	0.82%

U.S. Securities and Exchange Commission

October 30, 2014

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% will apply to certain redemptions of Class C shares made within the first 12 months of their purchase.

(3)

Other expenses are contractually limited to 0.25%.

(4)

Based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including mutual funds and exchange traded funds.

(5)

Milliman Financial Risk Management LLC, (the “Adviser”) has contractually agreed to waive its fees to ensure that Management Fees will not exceed 0.42% of the Fund’s average daily net assets. This waiver will extend at least until January 31, 2016 for the Fund. In addition, Gemini Fund Services, LLC has agreed to waive its fees and to absorb expenses of the Fund to ensure that Other Expenses for the Fund (exclusive of any acquired fund fees and expenses) do not exceed 0.20%. This waiver will expire on November 3, 2015.

EVEN KEEL TRAVELER MANAGED RISK FUND

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class F	Class I	Class R-1	Class R-2
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00% (1)	1.00% (2)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None	None
Redemption Fee (as a % of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.25%	None	0.50%	0.10%
Other Expenses (3)	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses(4)	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Total Annual Fund Operating Expenses	1.12%	1.87%	1.12%	0.87%	1.37%	0.97%
Fee Waiver(5)	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Total Annual Fund Operating Expenses After Waiver	0.97%	1.72%	0.97%	0.72%	1.22%	0.82%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% will apply to certain redemptions of Class C shares made within the first 12 months of their purchase.

(3)

Other expenses are contractually limited to 0.25%.

(4)

Based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including mutual funds and exchange traded funds.

(5)

Milliman Financial Risk Management LLC, (the “Adviser”) has contractually agreed to waive its fees to ensure that Management Fees will not exceed 0.42% of the Fund’s average daily net assets. This waiver will extend at least until January 31, 2016 for the Fund. In addition, Gemini Fund Services, LLC has agreed to waive its fees and to absorb expenses of the Fund to ensure that

U.S. Securities and Exchange Commission

October 30, 2014

Other Expenses for the Fund (exclusive of any acquired fund fees and expenses) do not exceed 0.20%. This waiver will expire on November 3, 2015.

EVEN KEEL EXPLORER MANAGED RISK FUND

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class F	Class I	Class R-1	Class R-2
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00% (1)	1.00% (2)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None	None
Redemption Fee (as a % of amount redeemed within 30 days of purchase)	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.25%	None	0.50%	0.10%
Other Expenses (3)	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses(4)	0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
Total Annual Fund Operating Expense	1.17%	1.92%	1.17%	0.92%	1.42%	1.02%
Fee Waiver(5)	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.12%	1.87%	1.12%	0.87%	1.37%	0.97%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% will apply to certain redemptions of Class C shares made within the first 12 months of their purchase.

(3)

Other expenses are contractually limited to 0.25%.

(4)

Based on estimated amounts for the current fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including mutual funds and exchange traded funds.

(5)

Gemini Fund Services, LLC has agreed to waive its fees and to absorb expenses of the Fund to ensure that Other Expenses for the Fund (exclusive of any acquired fund fees and expenses) do not exceed 0.20%. This waiver will expire on November 3, 2015.

MANAGEMENT OF THE FUND – THE ADVISER

Pursuant to an advisory agreement between the Funds and the adviser, the adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 0.52% of each Fund’s average daily net assets.  The adviser has contractually agreed to waive its fees, until January 31, 2016, to ensure that the annual advisory fee will not exceed 0.47%, 0.42% and 0.42% of the average daily net assets of the

U.S. Securities and Exchange Commission

October 30, 2014

Managed Risk Fund, Opportunities Managed Risk Fund and Traveler Managed Risk Fund, respectively.

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum